UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.2)

NAVISTAR INTERNATIONAL CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

63934E108
(CUSIP Number)

Dr. Klaus Schartel TRATON SE Dachauer Str. 641 80995 München +49 89 36098 70
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. TRATON SE f/k/a Volkswagen Truck & Bus GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667 shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.76%**
14.	Type of Reporting Person (See Instructions) OO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between TRATON SE (“TRATON”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by TRATON on June 16, 2017.

** Based on 99,235,946 shares of Common Stock outstanding as of November 30, 2019 as reported by the Company in its annual report on Form 10-K for the fiscal year ended October 31, 2019.

CUSIP No.
1.	Names of Reporting Persons. Volkswagen Aktiengesellschaft
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667 shares of Common Stock *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.76%**
14.	Type of Reporting Person (See Instructions) HC, CO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between TRATON SE (“TRATON”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by TRATON on June 16, 2017.

** Based on 99,235,946 shares of Common Stock outstanding as of November 30, 2019 as reported by the Company in its annual report on Form 10-K for the fiscal year ended October 31, 2019.

Item 1. Security and Issuer

This statement constitutes Amendment Number 2 to the Schedule 13D relating to the issued and outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation, a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on March 10, 2017 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on April 18, 2018 (“Amendment No. 1”, and collectively, with the Original 13D, the “Schedule 13D”) on behalf of the Reporting Persons to furnish the additional information set forth herein. The principal executive offices of the Issuer are located at 2701 Navistar Drive, Lisle, Illinois 60532. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such term in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 2 in connection with the proposal submitted by TRATON SE (“TRATON”) to the Board of Directors of the Issuer described in Item 4 below.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by adding the following paragraph:

The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. It is anticipated that funding for the cash consideration payable pursuant to the Proposal will be obtained through one or more of bank borrowings, capital markets transactions or an intercompany loan from Volkswagen or one of its affiliates.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraphs:

On January 30, 2020, TRATON delivered a letter (the “Proposal Letter”) to the Board of Directors of the Issuer in which TRATON proposed to acquire by merger all of the outstanding shares of the Issuer’s Common Stock, other than any shares held by TRATON or its affiliates, for a purchase price per share of Common Stock of $35 in cash (the “Proposal”). The Proposal is subject to certain conditions, including in particular the conduct of due diligence exercise, the negotiation of a definitive merger agreement and support agreements, the approval of the agreed transaction by the relevant boards at TRATON and at Volkswagen, and the granting of certain regulatory approvals. No assurance can be given that a definitive merger agreement with respect to the Proposal will be entered into or whether the proposed transaction will eventually be consummated. On January 30, 2020, TRATON and Volkswagen each made an “ad-hoc announcement” mandatorily required under European capital markets regulations and issued a press release in connection with the Proposal. The Issuer confirmed that it would raise no objection under certain provisions of the Stockholder Agreement for the filing of this Amendment Number 2 to the Schedule 13D and the making of such filings, including the “ad-hoc announcement” referred to in the prior sentence, or related similar filings in the future.

The Proposal could result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present Board of Directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the New York Stock Exchange, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. One or more of the Reporting Persons are expected to take actions in furtherance of the Proposal or any amendment thereof.

The Reporting Persons may at any time, or from time to time, amend, pursue, or choose not to pursue the Proposal; change the terms of the Proposal Letter, including the price, conditions, or scope of the transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the transaction described in the Proposal Letter; otherwise seek control or seek to influence the management and policies of the Company; or change their intentions with respect to any such matters.

A copy of the Proposal Letter is filed as Exhibit 7 to this Schedule 13D, and is incorporated by reference into this Item 4. Copies of the ad-hoc-announcements and the press release issued by Volkswagen are filed as Exhibits 8, 9, 10 to this Schedule 13D, and are incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended with the following:

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are each the beneficial owners of 16,629,667 shares of Common Stock, which represents 16.76% of the shares of Common Stock outstanding based on 99,235,946 shares of Common Stock outstanding as of November 30, 2019 (as reported on the Form 10-K for the fiscal year ended October 31, 2019).

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the Proposal and the other matters set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

Exhibit 7: Proposal Letter, from TRATON SE to the Board of Directors of Navistar International Corporation dated as of January 30, 2020 (filed herewith).

Exhibit 8: TRATON SE ad-hoc announcement, dated as of January 30, 2020 (filed herewith).

Exhibit 9: Volkswagen AG ad-hoc announcement, dated as of January 30, 2020 (filed herewith).

Exhibit 10: Volkswagen AG Press Release, dated as of January 30, 2020 (filed herewith).

Exhibit 11: Power of Attorney for Volkswagen AG, dated as of 29 January, 2020 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRATON SE

30 January, 2020
Date

/s/ Andreas Renschler
Signature

Andreas Renschler, Chief Executive Officer

30 January, 2020
Date

/s/ Christian Schulz
Signature

Christian Schulz, Chief Financial Officer

VOLKSWAGEN AG

30 January, 2020
Date

/s/ Andreas Renschler
Signature

Andreas Renschler, Chief Executive Officer of TRATON SE

30 January, 2020
Date

/s/ Christian Schulz
Signature

Christian Schulz, Chief Financial Officer of TRATON SE